Filed Pursuant to Rule 424(b)(7)
Registration No. 333-271341

PROSPECTUS SUPPLEMENT

(To prospectus dated April 28, 2023)

11,304,348 Shares

Solo Brands, Inc.

Class A Common Stock

The selling stockholders identified in this prospectus supplement (the “selling stockholders”) are offering 11,304,348 shares of our Class A common stock. We will not receive any proceeds from the sale of our Class A common stock by the selling stockholders.

We have entered into a share purchase agreement (the “Share Purchase Agreement”) with Bertram Capital (as defined herein) and Neuberger Berman (as defined herein), who are also the selling stockholders in this offering, to repurchase 5,605,509 shares of our Class A common stock from Bertram Capital and Neuberger Berman in a private transaction at the price at which the shares are sold to the public in this offering less the underwriting discounts and commissions set forth on the cover page of this prospectus (the “Share Repurchase”). The closing of the Share Repurchase is expected to be concurrent with the closing of this offering. The repurchased shares of Class A common stock will no longer be outstanding after this offering. The completion of the Share Repurchase is contingent on the satisfaction of customary closing conditions and conditioned upon the completion of this offering. The completion of this offering is not conditioned upon the completion of the Share Repurchase.

Our Class A common stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “DTC.” The last reported sale price of our Class A common stock on the NYSE on May 11, 2023 was $5.69 per share.

We have two classes of common stock outstanding: Class A common stock and Class B common stock. Each share of Class A common stock and Class B common stock entitles its holder to one vote on all matters presented to our stockholders generally. All of our Class B common stock is held by the Continuing LLC Owners (as defined herein), on a one-to-one basis with the number of LLC Interests (as defined herein) they own for a purchase price equal to the aggregate par value of such shares of Class B common stock.

We are a holding company and our principal asset is the LLC Interests we purchase from Solo Stove Holdings, LLC (“Holdings”) and acquire directly from the Continuing LLC Owners and indirectly from the Former LLC Owners (as defined herein), representing an aggregate 66.2% voting interest in Holdings. The remaining 33.8% voting interest in Holdings is owned by the Continuing LLC Owners through their ownership of LLC Interests.

We are the sole managing member of Holdings. We operate and control all of the business and affairs of Holdings and, through Holdings and its subsidiaries, conduct our business.

We are an “emerging growth company” as defined under the federal securities laws and, as such, we have elected to comply with certain reduced reporting requirements for this prospectus supplement and may elect to do so in future filings.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page S-18 of this prospectus supplement, beginning on page 7 of the accompanying prospectus, and in the section titled “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which is incorporated by reference into this prospectus supplement and the accompanying prospectus.

	Per Share	Total
Public offering price	$5.25	$59,347,827
Underwriting discounts and commissions(1)	$0.25	$2,826,087
Proceeds, before expenses, to the selling stockholders	$5.00	$56,521,740

(1)	See “Underwriting” on page S-28 for additional information regarding underwriting compensation.

The underwriters may also exercise their option to purchase up to an additional 1,695,652 shares of our Class A common stock from the selling stockholders at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the shares of Class A common stock will be made on or about May 16, 2023.

Joint Book-Running Managers

BofA Securities	Jefferies

The date of this prospectus supplement is May 11, 2023.

Prospectus Supplement

Prospectus

Neither we, the selling stockholders nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference herein or in any free writing prospectuses we have prepared. Neither we, the selling stockholders nor the underwriters take responsibility for, or provide any assurance as to the reliability of, any other information that others may give you. This prospectus supplement is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained, or incorporated by reference, in this prospectus supplement and the accompanying prospectus is current only as of its date. Our business, financial condition, results of operation and prospects may have changed since that date.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

On April 19, 2023, we filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-3 utilizing a shelf registration process relating to the securities described in this prospectus supplement, which was declared effective by the SEC on April 28, 2023.

This prospectus supplement describes the specific terms of an offering of our Class A common stock by the selling stockholders and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part, the accompanying prospectus, provides more general information. If the information in this prospectus supplement is inconsistent with the accompanying prospectus or any document incorporated by reference therein filed prior to the date of this prospectus supplement, you should rely on the information in this prospectus supplement.

It is important for you to read and consider all of the information contained in this prospectus supplement and the accompanying prospectus in making your investment decision. We include cross-references in this prospectus supplement and the accompanying prospectus to captions in these materials where you can find additional related discussions. The table of contents in this prospectus supplement provides the pages on which these captions are located. You should read both this prospectus supplement and the accompanying prospectus, together with the additional information described in the sections entitled “Where You Can Find More Information” and “Incorporation of Documents by Reference” of this prospectus supplement, before investing in our Class A common stock.

The selling stockholders are offering to sell, and seeking offers to buy, shares of Class A common stock only in jurisdictions where offers and sales are permitted. The distribution of this prospectus supplement and the accompanying prospectus and the offering of the Class A common stock in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus supplement and the accompanying prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Class A common stock and the distribution of this prospectus supplement and the accompanying prospectus outside the United States. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this prospectus supplement and the accompanying prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

BASIS OF PRESENTATION

As used in this prospectus supplement, unless the context otherwise requires, references to:

•

“we,” “us,” “our,” the “Company,” “Solo Brands, Inc.” and similar references refer: (i) following the consummation of the Reorganization Transactions (as defined below), including the initial public offering (“IPO”) on October 28, 2021, to Solo Brands, Inc., and, unless otherwise stated, all of its subsidiaries, Solo Stove Holdings, LLC (“Holdings”), and, unless otherwise stated, all of its subsidiaries, and (ii) on or prior to the completion of the Reorganization Transactions, including the IPO, to Holdings and, unless otherwise stated, all of its subsidiaries. In each case, such references include the companies acquired in the acquisitions made in 2021, from the date of the applicable acquisition.

•	“Reorganization Transactions” refers to certain reorganization transactions effected in connection with the completion of our IPO.

•	“LLC Interests” refers to a single class of common membership interests of Holdings.

•	“Original LLC Owners” refers to the direct and certain indirect owners of Holdings, collectively, prior to the Reorganization Transactions.

•

“Continuing LLC Owners” refers to Original LLC Owners who continue to own LLC Interests after the Reorganization Transactions and who may, following the completion of the IPO, exchange their LLC Interests for shares of DTC Class A common stock, in each case, together with a cancellation of the same number of its shares of Class B common stock.

•

“Former LLC Owners” refers to all of the Original LLC Owners (excluding the Continuing LLC Owners) who exchanged their indirect ownership interests in Holdings for shares of our Class A common stock in connection with the IPO.

•	“Holdings LLC Agreement” refers to the Amended and Restated Limited Liability Agreement of Holdings, dated as of October 27, 2021.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

This prospectus supplement includes, or incorporated by reference, our trademarks and trade names that we own or license, such as SOLO STOVE, SOLO BRANDS, SOLO STOVE with flame logo, SOLO BRANDS with flame logo and our flame logo, CHUBBIES, ISLE and ORU KAYAK. This prospectus also contains, or incorporates by reference, trademarks, trade names and service marks that are the property of other organizations. Solely for convenience, trademarks and trade names referred to, or incorporated by reference, in this prospectus may appear without any “™” or “®” symbol, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent permitted under applicable law, our rights to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate is based on information from P.J. Solomon, or the International Casual Furnishings Association, Cowen or Ducker. Other information concerning our industry and the markets in which we operate is based on independent industry and research organizations, other third-party sources (including industry publications, surveys and forecasts), and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data and our knowledge of such industry and markets which we believe to be reasonable. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement or incorporated by reference into this prospectus supplement and the accompanying prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. Before investing in our common stock, you should carefully read the entire prospectus supplement, the accompanying prospectus, any applicable free writing prospectus we file with the SEC and the information incorporated herein by reference, including the financial data and related notes and the sections entitled “Risk Factors.” Unless the context requires otherwise, references to “our company,” “we,” “us” and “our” refer to Solo Brands, Inc. and its direct and indirect subsidiaries. References to “GAAP” are to the generally accepted accounting principles of the United States.

Our Mission

We aim to help the customers in our communities live a good life by inspiring moments that create lasting memories. When we are at our best, our products serve as the centerpiece of awesome experiences and unlock nostalgia for past ones. We own and operate premium authentic brands with ingenious products influenced by customer feedback. We consistently deliver innovative, high-quality products that are loved by our customers and facilitate memorable experiences, build community and help everyday people reconnect with what matters most.

Who We Are

Solo Brands operates four premium outdoor brands; Solo Stove, Oru Kayak (“Oru”), ISLE Paddle Boards (“ISLE”), and Chubbies apparel. Our brands develop innovative products and market them directly to customers through a robust omni-channel model which couples direct customer relationships developed through the e-commerce channel, with rapidly growing strategic retail partners. Our company is anchored by our largest brand, Solo Stove, which was founded in 2011. We combined our passion for customer experience with our love of the outdoors to create a digitally-native platform to market the revolutionary Solo Stove Lite (“Lite”). Following the success of the Lite, Solo Stove launched its iconic, stainless steel, virtually smokeless fire pits in 2016, pioneering a new product category that helped foster a loyal community of enthusiasts and further our efforts to bring people together. Today Solo Brands continues to actively launch new innovation fueled by loyal customers across the globe.

Since its inception, Solo Brands’ growth and free cash flow enabled us to make significant investments in our global supply chain and bring fulfillment, research and development, sales and marketing, and customer service in-house. This infrastructure provides an authentic end-to-end customer experience, expedited delivery, greater cost efficiencies, and redundancy in manufacturing.

Our business provides distinct competitive advantages, including an attractive financial profile and a unique ability to acquire and operate other brands that broaden our product assortment and share our values of authenticity, product quality, and community. Through our omni-channel approach, we develop connections with our customers, receive real-time feedback that informs our product development roadmap and digital marketing decisions, and enhance our brands. This deep connection with our customers helps to drive an attractive return on marketing spend and positions us to capitalize on a significant runway of future expansion. We believe that our model creates a flywheel effect of rapid growth, scalability, and robust free cash flow generation which, in turn, enables us to re-invest in product innovation, strategic acquisitions, marketing and global infrastructure.

Business Designed to Bring People Together

We created a category with the introduction of our lightweight, virtually smokeless fire pit. We built on that success with additional high-quality products designed to build community and create good moments for everyday people. Our real-time customer feedback loop, culture of innovation, and management track record of scaling brands enables us to design and offer products that meet evolving customer needs, share resources, cross-market, and reduce expenses across our brands.

Our diverse products include:

Recent Financial Results

Solo Brands’ compelling financial model is underpinned by strong sales growth and profitability, as well as robust free cash flow generation. Our scalable omni-channel model, diversified product portfolio, and culture of innovation have enabled us to reach an expanding community of passionate customers and generate financial growth and profitability ahead of industry peers.

During our fiscal year 2022, we achieved the following results:

•	Net sales of $517.6 million;

•	Net loss of $7.6 million;

•	Gross margin of 61.5% of net sales;

•	Adjusted Net Income of $65.0 million;

•	Adjusted EBITDA of $87.6 million; and

•	Adjusted EBITDA margin of 16.9% of net sales.

Through the first three months of our fiscal year 2023, we achieved the following results:

•	Net sales of $88.2 million;

•	Net income of $0.9 million;

•	Gross margin of 61.7% of net sales;

•	Adjusted Net Income of $10.3 million;

•	Adjusted EBITDA of $15.4 million; and

•	Adjusted EBITDA margin of 17.4% of net sales.

Through the twelve months ended March 31, 2023, individual brand net sales for Solo Stove accounted for 73% of total net sales, and Chubbies, ISLE and Oru together accounted for 27% of total net sales.

For additional information, including a reconciliation of these non-GAAP measures to the most directly comparable GAAP measures, see “—Non-GAAP Financial Measures” below.

Our Competitive Strengths

A Leading Omni-Channel Lifestyle Disruptor

We go-to-market with an omni-channel strategy that prioritizes a direct connection with customers through our e-commerce and expanding retail partnerships.

Our brands generate sales through their own websites, select third-party e-commerce marketplaces, and strategic retail partnerships. Our e-commerce channels generated 80% of Solo Brands’ sales, including 65% from our currently owned brands’ websites, for the twelve months ended March 31, 2023. The direct relationship we hold with our customers enables us to communicate with them directly to receive real-time customer insights, control pricing and brand messaging, and cultivate a loyal following. Our data-driven sales and marketing engine leverages consumer information, including intent trends, purchasing history, and direct contact via email and text messaging to rapidly adapt to changing customer preferences, influence innovation, and inform our customer acquisition strategy. This constant feedback loop supports a shortened innovation timeline which enables us to acquire and retain customers efficiently and deliver disruptive products to the market faster than competitors.

We expand our customer reach and brand recognition with our fast-growing wholesale business by partnering with select retailers.

Our retail partnerships accelerate brand awareness and broaden our reach to customers looking for an in-person, tactile shopping experience. The increased brand awareness from our retail partnerships has resulted in increased net sales, an increased total addressable market, prime real estate in stores and an increased repeat purchase rate.

Product Excellence and Leading Product Development Capabilities

Disruptive innovation is a core tenet of Solo Brands. Our products have received numerous awards and received thousands of 5-star reviews. For instance, Solo Stove’s backpacking stove was a 2013 and 2014 “Gear of the Year” winner by sectionhiker.com and 50campfires.com, respectively. The Bonfire fire pit was awarded the “Best Fire Pit” by Popular Mechanics in 2021, and the Pi Pizza Oven was selected as one of “Oprah’s Favorite Things” in 2022. Oru has won multiple awards for its ground-breaking origami kayak including the 2014 Edison Award, 2020 Outdoor Retailer Innovation Award and Red Dot Design Award for the Lake kayak design. And ISLE’s Versa Rigid paddle board was awarded the “Best Buy” award from outdoorgearlab.com in 2021. Our products have also been highlighted by several media outlets including Shark Tank, Time, Men’s Journal, Gear Patrol, Backpacker, Paddling Magazine, Gear Junkie, Fox and Friends, the Wall Street Journal, and numerous other blogs and review sites.

We provide customers with uncompromising product quality, design, and performance. This has enabled us to offer a diverse range of products across price points and usage occasions, including fire pits, cooking, camping stoves, outdoor heating, storage, recreational products, lifestyle apparel, consumables, and accessories. We aim to deliver superior quality and performance standards in each new category that we enter, while emphasizing ease-of-use in our design philosophy. To support our pipeline of new products, we are aggressively pursuing and actively managing our intellectual property to protect our investment in product innovation.

Solo Brands’ revolutionary product offering is designed to attract new customers and drive repeat purchases through continuous innovation.

We have built a product development organization and supply chain that enables us to design, prototype, and launch products quickly. Our rapid new product launches have quickly contributed to our overall performance—for example, for twelve months ended March 31, 2023, approximately 22% of Solo Brands net sales was generated from products launched since 2021. A thorough internal ideation process and feedback from our customers underpin our meticulous approach to design and product testing, which we believe allows us to deliver uncompromising quality.

Passionate and Emotional Connection with our Community of Customers

We help our customers create memorable experiences together. Our customers trust our brands’ commitment to improve the way they live. This authentic, two-way relationship creates a tremendously loyal community of customers.

We connect with our installed base of more than 3.9 million customers and 5.7 million e-mail subscribers through authentic brand messaging which drives traffic to our brands’ websites and amplifies our shared community. Our currently owned brands together generated nearly 60.7 million unique site visits at their respective websites in the twelve months ended March 31, 2023, and have organically achieved more than 5.5 million followers on social media. Our community engages enthusiastically on social media, creating posts that prominently feature our products as the centerpiece of their experiences.

Our customers act as our most impactful brand advocates. They purchase our products and share them with friends, family, and neighbors, driving strong word-of-mouth referrals. For the year-to-date period ended March 31, 2023, more than 34% of new customers were introduced to Solo Stove by a friend or family member.

This personal recommendation strengthens the broader Solo Brands community and reinforces our authenticity. We also deliver a differentiated customer service experience which includes free shipping and expedited delivery to the contiguous United States that further fuels our exceptional brand satisfaction and loyalty among our customers.

Scalable Infrastructure to Support Growth

We have built a scalable, global supply chain to deliver exceptional customer experience and capture profit margin that would otherwise be shared with third party logistic providers. We have made significant investments in our supply chain infrastructure, fulfillment, customer service and information technology, designed to drive improved customer service, expedited delivery, process efficiencies, reduced operating costs, and rapid integration of new lifestyle brand acquisitions.

We operate six strategically located warehouse facilities throughout North America, as well as a seventh located in Rotterdam, Netherlands. In 2021, we expanded our largest fulfilment center—located at our global headquarters near Dallas, Texas. This expansion increased our warehouse capacity and further supported the rapid growth of our platform. We have also continued to diversify our qualified third-party manufacturing base and now have manufacturing partners in multiple countries that provide redundancy across our core products.

We plan to replicate our successful U.S. omni-channel model as we expand internationally and expect to maintain delivery standards similar to those we currently employ in the United States. This fulfilment experience has been a competitive advantage for Solo Brands in the United States, and we anticipate that our steadfast commitment to providing this experience will continue distinguishing our business as we expand internationally.

Highly Attractive Financial Profile

We have an attractive, scalable financial model that delivers a rare combination of top-line growth, strong profitability, and robust free cash flow generation.

Solo Brands generated net sales of $517.6 million in fiscal year 2022, a net loss of $7.6 million (including impairment charges of $30.6 million, of which $27.9 million related to goodwill and $2.7 million related to trademark intangibles) and a gross margin of 61.5% of net sales. During the same time period, Solo Brands’ Adjusted EBITDA was $87.6 million, and our Adjusted EBITDA margin was 16.9% of net sales. Through the first three months of fiscal year 2023, Solo Brands generated net sales of $88.2 million, net income of $0.9 million, and a gross margin of 61.7% of net sales. During the same time period, Solo Brands’ Adjusted EBITDA was $15.4 million, and our Adjusted EBITDA margin was 17.4% of net sales. Our profitably is underpinned by a high Average Order Value, or AOV, superior unit economics, attractive return on marketing spend, and a strong repeat purchase rate which represented approximately 55% of total website orders for our brands during the first three months of fiscal year 2023. For additional information, including a reconciliation of these non-GAAP measures to the most directly comparable GAAP measures, see “—Non-GAAP Financial Measures” below.

Solo Brands’ strong profitability, coupled with our asset-light business model drives robust free cash flow generation which provides us the flexibility to reinvest in our platform and to expand our community of customers and our product offering.

Experienced and Culture-Driven Leadership Team

Solo Brands has built an experienced management team, led by President and Chief Executive Officer John Merris, who brings a strong track-record of building high-performing teams and brands. Under the guidance of John and our broader management team, Solo Brands has grown rapidly and significantly enhanced its product portfolio, customer reach, and brand engagement.

We continue to invest in our people, adding key management personnel and e-commerce and wholesale experts to accelerate our profitable growth. We also benefit from the acquisition of talent, which we believe adds expertise and helps us accelerate the growth of newly acquired brands, strengthen and complement our existing leadership team, and leverage the sharing of best practices across the company. As of March 31, 2023 we had over 300 employees.

Our Growth Strategies

We intend to grow sales, profitability and free cash flow through the following growth strategies:

Accelerate Organic Growth—Brand Awareness and New Customers

At Solo Brands, we own and operate premium, innovative beloved brands that enjoy strong customer loyalty driven by their disruptive product offering and brand authenticity. Despite the rapid growth of our brands, we believe there is substantial whitespace for them to grow organically given their low market penetration. As we drive brand awareness across our portfolio by leveraging our marketing engine, customer word-of-mouth, and retail partnerships, we believe we can increase household penetration and expand our community of brand loyalists.

Our omni-channel strategy and marketing model enable us to increase our brand reach efficiently. We have a multi-faceted marketing strategy to capture market whitespace by engaging with customers across social media, online video streaming, Over-The-Top, or OTT Television, Linear Television, and podcasts. We continue to see opportunities to engage our community of loyal enthusiasts, cross-market, and drive further growth through word-of-mouth referrals. We believe that we can leverage our strengths in data and technology to capitalize on our substantial market whitespace better than our competitors.

While we participate in a broad range of categories, Solo Stove, Oru, and ISLE primarily participate in the massive and growing global outdoor recreation industry. According to Solomon Partners, consumption in the U.S. Sporting Goods and Outdoor Recreation Category grew 14% to approximately $250 billion, from 2020 to 2021, and is expected to continue growing. For example, for our Solo Stove brand, we believe the core U.S. addressable residential market is 84 million detached single-family households. Today, our U.S. penetration is less than 2% of this addressable residential market, representing a substantial growth opportunity with increased brand awareness. In addition to residential use, Solo Stove products are perfect complements to visits to the park, lake, or beach, or other outdoor activities, or as part of the ambiance in hospitality locations, such as hotels and restaurants, giving us significant room for continued growth and further expanding our addressable market.

Our Oru and ISLE brands operate in the attractive U.S. paddle sports market, which based on a market study conducted by Ducker, generated estimated retail sales approaching $1 billion in 2020. Oru and ISLE’s combined last twelve months ended March 31, 2023 revenue represented less than 5% of this market. We believe this low market penetration rate demonstrates the substantial runway these brands have under our ownership.

Our Chubbies brand operates in the expansive U.S. online clothing and accessories market, which represents a market size of $177 billion in 2022 according to Cowen. As part of the Solo Brands family, we have significant room to expand the Chubbies brand reach.

New Product Innovation and Category Expansion

We have a history of disrupting markets by introducing and scaling innovative products and technologies across a growing list of categories and adjacencies. In the twelve months ended March 31, 2022, approximately 22% of net sales were derived from new products released since fiscal year 2021. From the virtually smokeless fire-pit, to the portable inflatable paddle board, to the folding kayak and high-performance apparel, we have strengthened our product portfolio to meet evolving customer demands. Our innovation strategy is two-pronged: introduce fundamentally innovative and disruptive hero products, and support those franchise products with a range of new accessories. In fiscal year 2022, we launched over 15 new products, more than any other year in our history, with these new products quickly becoming customer favorites. For example, in the spring of 2022, we entered an exciting and fast-growing portable pizza oven category by launching Pi, an oven that leverages our Signature 360-degree airflow and can cook homemade pizza in less than two minutes. Customer feedback has been exceptional for Pi.

In the late summer of 2022, we launched Mesa, a tabletop fire pit in response to customers seeking an outdoor fire pit that could be used in smaller spaces. This small, but mighty Solo Stove generates the same secondary burn as our well-known larger stoves, but it is even faster and easier to use, while costing less than $100. Early data shows that Mesa expands our total addressable market and broadens our customer reach.

Most recently, in the fourth quarter of 2022, we expanded into another adjacency with the launch of our Tower Patio Heater, which brings indoor comfort to outdoor spaces. We are excited for Tower to enjoy a full winter season in 2023.

Real-time, direct engagement with our community of customers informs our innovation pipeline. Customer requests inspired the successful design and launch of our most popular fire pit in 2016 and they have similarly informed our launches of other accessories. Our proprietary customer insights enhance our ability to launch and scale new products with high confidence, while driving attractive repeat purchasing behavior. As we continue to enhance our product offering with customization options, accessories, and consumables, we believe customer engagement will continue to increase and further enhance customer Life-Time-Value, or LTV.

We have a robust new product pipeline that we are excited to bring to market in the near- and medium-term, which we expect to drive new and repeat purchase occasions across a rapidly expanding addressable market.

Leverage of our Omni-Channel Model: Expand Retail and Corporate Channels

Our omni-channel model has grown our total addressable market, accelerated our growth and expanded our core demographics. In particular, we have seen rapid growth within our wholesale channel which grew 67% over the twelve-month period ended March 31, 2023. This rapid growth showcases the strength of our strategic retail relationships, the power of our brands and our growing customer base. Retailers with whom we have partnered allow us to provide additional marketing and purchase opportunities for our customers looking for an in-person, tactile experience, while accelerating brand awareness and broadening our customer demographics. We continue to align with retail partners that support our brand image and share our passion and dedication for innovative, high-quality products of uncompromising design and performance. New and expanded partnerships with Dicks Sporting Goods, Costco, Ace Hardware and L.L. Bean, among others, have increased brand awareness and provided incremental repeat purchase occasions.

We also see significant whitespace to leverage demand in the corporate channel, which is growing at a rapid rate. Customization capabilities, including laser etching, provide attractive opportunities for our corporate business. We leverage our corporate channel to drive further organic marketing and spread brand awareness.

International Expansion

We see substantial opportunity to increase our international sales by replicating our successful U.S. go-to-market strategy. We have invested in an international team, led by in-market Vice Presidents to lead the next phase of growth, and in 2022, we reached several milestones which included our first full-year of localized sites in Canada and Europe with product orders and net sales that surpassed our expectations and a successful launch in Australia with our Solo Stove and Oru brands.

Our fulfillment infrastructure in the Netherlands serves Europe, and includes a 72,000 square foot warehouse facility, local personnel, marketing that drives customers to European websites offering our products direct to consumers in their native languages and customer service. In 2021, we launched operations in Canada with a 20,000 square foot facility and are targeting further international expansions in the near- and medium-term. We strive to provide our international customers with the same brand experience and highly responsive service levels that our U.S.-based customers have come to love.

Over the next three years, we plan to continue expansion in targeted geographies directly where we have identified similar lifestyle and communal market dynamics as in the United States. We intend to continue to explore establishing direct operations in additional new markets, including Africa, Asia-Pacific, the Middle East and South America, where we currently serve customers through international distributors.

Disciplined M&A: Acquire and Optimize Businesses and Brands that Complement our Existing Portfolio or Extend our Reach

Our disciplined acquisition strategy focuses on profitable, high growth brands with disruptive product offerings. We seek opportunities where our omni-channel business can drive scale and customer engagement. Our supply chain and fulfillment operation allows our brands to deliver an exceptional end-to-end experience to our customers in a cost-effective manner. In turn, these brands broaden our customer reach, expand our product offering, and provide new technologies and capabilities. In addition, these acquisitions enable us to add talented personnel to our team to help execute our growth strategy.

We believe Solo Brands has established itself as a leading acquiror of high-potential brands, providing differentiated advantages through our omni-channel business. In addition, we believe our experience growing Solo Brands over the last several years and track-record of partnering with founders and entrepreneurs will be attractive to future brands. The integration of new acquisitions into our company also helps drive customer engagement and purchase occasions across our brands. In addition, our asset-light business model drives substantial free cash flow generation for investment in new opportunities that further expand our diversification and total addressable market.

Our Industry and Opportunity

We design products to serve the expanding Solo Brands community throughout their daily lives, whether at home, on the go, inside or outdoors, spanning multiple usage occasions and across all seasons. Our category participation is diverse, and our innovative, premium products enjoy broad appeal. While we participate in a broad range of categories, our Solo Stove, Oru, and ISLE brands primarily participate in the massive and growing global outdoor recreation industry, a sector with an expansive user demographic that increasingly includes younger users and spans ethnicities and genders. According to Solomon Partners, consumption in the U.S. Sporting Goods and Outdoor Recreation Category grew 14% to approximately $250 billion, from 2020 to 2021, and is expected to continue growing. Our Chubbies brand primarily participates in the U.S. online clothing and accessories category, a growing market estimated to be $177 billion in 2022 according to Cowen.

Throughout our history, we have organically expanded the served portion of our addressable market opportunity through continuous innovation and expansion of our product assortment into such categories as outdoor heating, hybrid kayak / paddle boards, tabletop fire pits and pizza ovens. For example, we expanded our total addressable market through the launch of Mesa in the third quarter of 2022. Mesa is our first fire pit priced under a $100, expanding our customer base with a lower price point. We have also expanded our addressable market opportunity through the acquisitions of disruptive lifestyle brands. Our acquisitions of Oru and ISLE broadened our served market opportunity into the U.S. paddle sports market, a highly attractive, rapidly growing sub-segment of the outdoor recreation industry generating estimated retail sales approaching $1 billion in 2020 based on a market study conducted by Ducker. Both these brands are growing; however, we believe that Oru’s and ISLE’s combined last twelve months ended March 31, 2023 revenue represented less than 5% of this attractive market.

In addition to category size, we consider our market opportunity in terms of the number of addressable customers who may have interest in the Solo Brands product offering with our current products and price points. For example, we believe just Solo Stove’s addressable customers alone total approximately 172 million households, comprised of 84 million and 88 million detached single-family households in the United States and in our other current, near-term and medium-term planned international markets, respectively. This figure does not account for a large number of households living in apartments, townhouses, and motorhomes, who we believe also may become customers, and it excludes many others who may become customers of Solo Brands’ broader product offering. In addition to household use, Solo Stove products are perfect complements to visits to the park, lake, or beach, or other outdoor activities, or as part of the ambiance in hospitality locations, such as hotels and restaurants.

We aim to continue expanding our addressable market opportunity and growing our brand penetration by leveraging our culture of innovation across our platform.

Non-GAAP Financial Measures

We track the following non-GAAP financial measures to evaluate our performance, identify trends, formulate financial projections, and make strategic decisions. Our management uses these non-GAAP measures principally as measures of our operating performance and believes that these non-GAAP measures are useful to our investors because they are frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to ours. Our management also uses these non-GAAP measures for planning purposes, including the preparation of our annual operating budget and financial projections.

None of these non-GAAP measures is a measurement of financial performance under GAAP. These non-GAAP measures should not be considered in isolation or as a substitute for a measure of our liquidity or operating performance prepared in accordance with GAAP and are not indicative of net income (loss) from continuing operations as determined under U.S. GAAP. In addition, these non-GAAP measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. These non-GAAP financial measures are presented for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from similarly titled measures presented by other companies. These non-GAAP financial measures have limitations that should be considered before using these measures to evaluate our liquidity or financial performance.

Adjusted Net Income

The following table reconciles net income (loss) to Adjusted Net Income (Loss) for the periods presented:

	Years Ended December 31,		Three Months Ended March 31,
	2021	2022	2022	2023
(dollars in thousands)
Net income (loss)	$56,495	($7,620)	($3,235)	$933
Impairment charges(1)	—	30,589	—	—
Amortization expense	17,510	21,018	5,258	5,254
Equity-based compensation expense(2)	7,329	18,598	4,437	4,794
Inventory fair value write-ups(3)	12,343	7,813	6,105	—
Acquisition-related costs(4)	3,667	2,186	421	—
Severance expense	—	1,193	—	477
Transaction costs(5)	6,204	1,070	126	283
Business optimization expenses(6)	3,121	835	83	—
Management transition costs(7)	—	698	123	123
Business expansion expense(8)	1,314	373	75	—
Tax impact of adjusting items(9)	(2,693)	(11,771)	(2,339)	(1,523)

Adjusted Net Income	$105,290	$64,982	$11,054	$10,341

(1)	Represents trademark and goodwill impairments recorded during the three months ended June 30, 2022.
(2)

Represents employee compensation expense associated with equity-based awards. This includes expense associated with the incentive unit awards as well as awards issued on and subsequent to the IPO including options, restricted stock units and performance stock units.

(3)	Represents the recognition of fair market value write-ups of inventory accounted for under ASC 805 related to the 2021 acquisitions and the 2020 change in control transaction.
(4)	Represents expenses that we do not believe are reflective of our ongoing operations, primarily warehouse and employee transition costs associated with the 2021 acquisitions.
(5)

Represents transaction costs primarily related to professional service fees incurred in connection with the IPO and professional service fees incurred for valuations performed in connection with the impairment charges, as well as a one-time sales tax expense reserve.

(6)

Represents various start-up and transition costs, including warehouse optimization charges associated with our new global headquarters infrastructure and with new and expanded distribution facilities in Texas, Pennsylvania, and the Netherlands.

(7)	Represents costs primarily related to recruiting senior level management, including a new CFO.
(8)	Represents costs for expansion into new international and domestic markets.
(9)

Represents the tax impact of adjustments calculated at the federal statutory rate of 21% less the portion of the tax impact of the adjustments attributable to noncontrolling interests. We calculated the tax impact of the adjusting items in the twelve month period ended December 31, 2022, as we were a limited liability company. We were not subject to corporate income taxes in the twelve month period ended December 31, 2021.

Adjusted EBITDA and Adjusted EBITDA Margin

The following table presents a reconciliation of net income (loss) to Adjusted EBITDA for the periods presented:

	Years Ended December 31,		Three Months Ended March 31,
	2021	2022	2022	2023
(dollars in thousands)
Net income (loss)	$56,495	($7,620)	($3,235)	$933
Interest expense	10,151	6,271	796	2,286
Income tax (benefit) expense	2,025	1,001	(878)	311
Depreciation and amortization expense	18,228	24,592	5,935	6,178
Impairment charges(1)	—	30,589	—	—
Equity-based compensation expense(2)	7,329	18,598	4,437	4,794
Inventory fair value write-ups(3)	12,343	7,813	6,105	—
Acquisition-related costs(4)	3,667	2,186	421	—
Severance expense	—	1,193	—	477
Transaction costs(5)	6,204	1,070	126	283
Business optimization expenses(6)	3,121	835	83	—
Management transition costs(7)	—	698	123	123
Business expansion expense(8)	1,314	373	75	—

Adjusted EBITDA	$120,877	$87,599	$13,988	$15,385

Revenue	$403,717	$517,627	$82,203	$88,207
Net income (loss) margin(9)	14.0%	(1.5%)	(3.9%)	1.1%
Adjusted EBITDA margin(10)	29.9%	16.9%	17.0%	17.4%

(1)	Represents trademark and goodwill impairments recorded during the three months ended June 30, 2022.
(2)

Represents employee compensation expense associated with equity-based awards. This includes expense associated with the incentive unit awards as well as awards issued on and subsequent to the IPO including options, restricted stock units and performance stock units.

(3)	Represents the recognition of fair market value write-ups of inventory accounted for under ASC 805 related to the 2021 acquisitions.
(4)	Represents expenses that we do not believe are reflective of our ongoing operations, primarily warehouse and employee transition costs associated with the 2021 acquisitions.
(5)

Represents transaction costs primarily related to professional service fees incurred in connection with the IPO and professional service fees incurred for valuations performed in connection with the impairment charges, as well as a one-time sales tax expense reserve.

(6)

Represents various start-up and transition costs, including warehouse optimization charges associated with our new global headquarters infrastructure and with new and expanded distribution facilities in Texas, Pennsylvania, and the Netherlands.

(7)	Represents costs primarily related to recruiting senior level management, including a new CFO.
(8)	Represents costs for expansion into new international and domestic markets.
(9)	Net income (loss) margin represents net income (loss) divided by revenue.
(10)	Adjusted EBITDA margin represents adjusted EBITDA divided by revenue.

Share Repurchase

We have entered into the Share Purchase Agreement with Bertram Capital and Neuberger Berman (as defined herein) who are also the selling stockholders in this offering, to repurchase 5,605,509 shares of our Class A common stock from Bertram Capital and Neuberger Berman in a private transaction at the price at which the shares are sold to the public in this offering less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement. The closing of the Share Repurchase is expected to be concurrent with the closing of this offering. The repurchased shares of Class A common stock will no longer be outstanding after this offering. The completion of the Share Repurchase is contingent on the satisfaction of customary closing conditions and conditioned upon the completion of this offering. The completion of this offering is not conditioned upon the completion of the Share Repurchase.

The description of and the other information in this prospectus supplement regarding the Share Repurchase is included solely for informational purposes. Nothing in this prospectus supplement should be construed as an offer to sell, or the solicitation of an offer to buy, any of our Class A common stock, subject to the Share Repurchase.

Corporate Information

We were incorporated under the laws of the State of Delaware in June 23, 2021. Our principal executive offices are located at 1001 Mustang Dr. Grapevine, TX 76051, and our telephone number is (817) 900-2664. Our Class A common stock is listed on the New York Stock Exchange under the symbol “DTC.” Our web site address is www.solobrands.com. The information on, or accessible through, our websites is not part of this prospectus.

THE OFFERING

Selling stockholders	Bertram Growth Capital III, L.P., Bertram Growth Capital III-A, L.P. and Bertram Growth Capital Annex Fund, L.P. (together “Bertram Capital”) and NB Crossroads Private Markets Fund V Holdings LP, NB Crossroads XXII - MC Holdings LP, NB Select Opps II MHF LP and NB Gemini Fund LP (together, “Neuberger Berman”).

Class A common stock offered by the selling stockholders	11,304,348 shares (or 13,000,000 shares if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

Share Repurchase	We have entered into the Share Purchase Agreement to repurchase 5,605,509 shares of our Class A common stock from Bertram Capital and Neuberger Berman in a private transaction at the price at which the shares are sold to the public in this offering less the underwriting discounts and commissions set forth on the cover page of this prospectus. The closing of the Share Repurchase will be concurrent with the closing of this offering. The repurchased shares of Class A common stock will no longer be outstanding after this offering. The completion of the Share Repurchase is contingent on the satisfaction of customary closing conditions and conditioned upon the completion of this offering. The completion of this offering is not conditioned upon the completion of the Share Repurchase.

Class A common stock to be outstanding after this offering and the Share Repurchase	58,083,183 shares (assuming the underwriters exercise their option to purchase additional shares of Class A common stock in full), representing approximately 64.2% of the combined voting power of all of Solo Brands, Inc.’s common stock, 100% of the economic interest in Solo Brands, Inc.

Class B common stock to be outstanding after this offering and the Share Repurchase	32,384,766 shares, representing approximately 35.8% of the combined voting power of all of Solo Brands, Inc.’s common stock and no economic interest in Solo Brands, Inc.

LLC Interests to be held by us after this offering and the Share Repurchase	58,083,183 LLC Interests, representing approximately 64.2% of the economic interest in Solo Stove Holdings, LLC.

LLC Interests to be held by the Continuing LLC Owners after this offering and the Share Repurchase	32,384,766 LLC Interests, representing approximately 35.8% of the economic interest in Solo Stove Holdings, LLC.

Voting rights	Each share of Class A common stock and Class B common stock entitles its holder to one vote, voting as a single class on all matters submitted to a vote of our stockholders.

Use of proceeds	We will not receive any of the proceeds from the sale of shares of Class A common stock by the selling stockholders. See “Use of Proceeds.”

Risk factors	Investing in our Class A common stock involves a high degree of risk. See “Risk Factors” on page S-17 of this prospectus supplement, in the accompanying prospectus and the documents incorporated by reference for a discussion of factors you should consider carefully before investing in our common stock.

NYSE trading symbol	“DTC.”

Unless otherwise indicated, the number of shares of our Class A common stock outstanding after this offering assumes the consummation of the Share Repurchase of 5,605,509 shares of Class A common stock and is based on 63,688,692 shares outstanding as of March 31, 2023 and excludes:

•	1,523,647 shares of our Class A common stock issuable upon exercise of outstanding restricted stock units (“RSUs”) as of March 31, 2023;

•

4,240,590 shares of Class A common stock reserved for issuance under our 2021 Incentive Award Plan, or the Plan, consisting of (i) 487,340 shares of Class A common stock issuable upon the exercise of options to purchase shares of Class A common stock granted on the date of this prospectus supplement to certain employees, including the named executive officers, and (ii) additional shares of Class A common stock reserved for future issuance (exclusive of the additional shares available for issuance under the Plan pursuant to the annual increase each calendar year beginning in 2023 and ending in 2031);

•	1,515,818 shares of Class A common stock reserved for issuance under our Employee Stock Purchase Plan; and

•	32,384,766 shares of Class A common stock reserved as of the closing date of this offering for future issuance upon redemption or exchange of LLC Interests by the Continuing LLC Owners.

Unless otherwise indicated, this prospectus supplement assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described in this prospectus supplement, the accompanying prospectus and incorporated by reference herein, before deciding to purchase our Class A common stock. In addition, you should carefully consider, among other things, the section entitled “Risk Factors” beginning on page 5 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, on page 19 of our Quarterly Report on the Form 10-Q for the quarter ended March 31, 2023, and other information in our consolidated financial statements, all of which are incorporated by reference into this prospectus supplement. The risks incorporated herein by reference are those which we believe are the material risks that we face. The occurrence of any such risks may materially and adversely affect our business, financial condition, results of operations, cash flows, reputation and future prospects. In this event, the market price of our Class A common stock could decline, and you could lose part or all of your investment.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement (including the accompanying prospectus and the information incorporated by reference in this prospectus supplement) and any free writing prospectus that we may provide to you in connection with an offering of our common stock described in this prospectus supplement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act. All statements other than statements of historical facts contained in this prospectus supplement, including statements regarding our future results of operations and financial position, business strategy and plans and our objectives for future operations, are forward-looking statements. Without limiting the foregoing, the words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “should,” “targets,” “will” and the negative thereof and similar words and expressions are intended to identify forward-looking statements. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short term and long term business operations and objectives, and financial needs. These forward-looking statements are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus supplement may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements.

Some of the key factors that could cause actual results to differ from our expectations include regional, national or global political, economic, business, competitive, market and regulatory conditions and the following:

•

our business depends on maintaining and strengthening our brand and generating and maintaining ongoing demand for our products, and a significant reduction in such demand could harm our results of operations;

•	if we are unable to successfully design and develop new products, our business may be harmed;

•

we may acquire or invest in other companies, which could divert our management’s attention, result in dilution to our stockholders, and otherwise disrupt our operations and harm our results of operations;

•	our recent growth rates may not be sustainable or indicative of future growth and we may not be able to effectively manage our growth;

•	if we are unable to successfully obtain and enforce protection for our trademarks and patents, our ability to compete in the market could be harmed;

•	our business could be harmed if we are unable to accurately forecast demand for our products or our results of operations;

•	our marketing strategy of associating our brand and products with outdoor, group activities may not be successful with existing and future customers;

•	if we fail to attract new customers in a cost-effective manner, our business may be harmed;

•	our net sales and profits depend on the level of customer spending for our products, which is sensitive to general economic conditions and other factors;

•	the markets in which we compete are highly competitive and we could lose our market position;

•	competitors have imitated and will likely continue to imitate our products. If we are unable to protect or preserve our brand image and proprietary rights, our business may be harmed;

•	we rely on third-party manufacturers and problems with, or the loss of, our suppliers or an inability to obtain raw materials could harm our business and results of operations;

•

our business relies on cooperation of our suppliers, but not all relationships include written exclusivity agreements. If they produce similar products for our competitors, it could harm our results of operations;

•	fluctuations in the cost and availability of raw materials, equipment, labor, and transportation could cause manufacturing delays or increase our costs;

•

if we fail to timely and effectively obtain shipments of products from our manufacturers and deliver products to our retail partners and customers, our business and results of operations could be harmed;

•

our collection, use, storage, disclosure, transfer and other processing of personal information could give rise to significant costs and liabilities, including as a result of governmental regulation, uncertain or inconsistent interpretation and enforcement of legal requirements or differing views of personal privacy rights, which may have a material adverse effect on our reputation, business, financial condition and results of operations;

•

government regulation of the Internet and e-commerce is evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business and results of operations;

•

the COVID-19 pandemic or other pandemics could adversely affect our business, sales, financial condition, results of operations and cash flows, and our ability to access current or obtain new lending facilities; and

•	the other factors set forth in “Risk Factors.”

The forward-looking statements included in this prospectus supplement are made only as of the date hereof. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus supplement to conform these statements to actual results or to changes in our expectations, except as may be required by law.

You should read this prospectus supplement with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

USE OF PROCEEDS

All shares being sold in this offering are being sold by the selling stockholders, and we will not receive any proceeds from the sale of the shares of our Class A common stock, including from any exercise by the underwriters of their option to purchase additional shares from the selling stockholders.

SELLING STOCKHOLDERS

The table below sets forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock for each of the selling stockholders, assuming a total of 5,605,509 shares of Class A common stock will be repurchased in the Share Repurchase.

Beneficial ownership is determined in accordance with SEC rules. The information is not necessarily indicative of beneficial ownership for any other purpose. In general, under these rules a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power or investment power with respect to such security. A person is also deemed to be a beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days. To our knowledge, except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Class A common stock and Class B common stock beneficially owned by that person.

In connection with our IPO and the reorganization transactions, we issued to the Continuing LLC Owners one share of our Class B common stock for each common unit of Holdings that they held (except where the LLC Interests were issued upon the exercise of options or issued subject to certain time-based vesting requirements). Each Continuing LLC Owner has the right to exchange their LLC Interests for an equivalent number of shares of our Class A common stock. In addition, at our election, we may effect a direct exchange of such shares of Class A common stock or cash for such common unit.

The number of shares of Class A common stock and Class B common stock outstanding and percentage of beneficial ownership before this offering and the Share Repurchase set forth below is computed on the basis of 63,688,899 shares of our Class A common stock issued and outstanding as of May 1, 2023, and 32,564,669 shares of our Class B common stock issued and outstanding as of May 1, 2023. The number of shares of Class A common stock and Class B common stock and percentage of beneficial ownership after the consummation of this offering and the Share Repurchase set forth below are based on the number of shares to be issued and outstanding immediately after the consummation of this offering and the Share Repurchase. Shares of our Class A common stock that a person has the right to acquire within 60 days of May 1, 2023 (including the right to exchange described above) are deemed outstanding for purposes of computing the percentage ownership of such person’s holdings, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

	Class A Common Stock Beneficially Owned(1)									Class B Common Stock Beneficially Owned
Name of Beneficial Owner	Prior to this Offering and the Share Repurchase		Number of Shares in this Offering		Number of Shares in the Share Repurchase	After this Offering and the Share Repurchase				Prior to this Offering and the Share Repurchase		After this Offering and the Share Repurchase
	Number	%	No Exercise of Option	With Full Exercise of Option		No Exercise of Option		With Full Exercise of Option		Number	%	Number	%
						Number	%	Number	%
Entities affiliated with Bertram Capital(2)	11,722,628	18.41%	7,122,442	8,190,808	3,531,820	1,068,366	*	—	—	—	—	—	—
Entities affiliated with Neuberger Berman(3)	6,882,881	10.81%	4,181,906	4,809,192	2,073,689	627,286	*	—	—	—	—	—	—

*	Less than one percent
(1)

Each common unit (other than LLC Interests held by us) is redeemable from time to time at each holder’s option for, at our election (determined solely by our independent directors (within the meaning of the NYSE rules) who are disinterested), newly-issued shares of our Class A common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of Class A common stock for each common unit redeemed, in each case, in accordance with the terms of the Holdings LLC Agreement; provided that, at our election (determined solely by our independent directors (within the meaning of the NYSE rules) who are disinterested), we may effect a direct exchange by Solo Brands, Inc. of such Class A common stock or such cash, as applicable, for such LLC Interests. The Continuing LLC Owners may exercise such redemption right for as long as their LLC Interests remain outstanding. In these tables, beneficial ownership of LLC Interests has been reflected as beneficial ownership of shares of our Class A common stock for which such LLC Interests may be exchanged. When a common unit is exchanged by a Continuing LLC Owner who holds shares of our Class B common stock, a corresponding share of Class B common stock will be cancelled.
(2)

Based on a Schedule 13G filed by Bertram Growth Capital III (GPLLC), L.L.C. (“BGC III (GPLLC)”) with the SEC on February 9, 2022. BGC III (GPLLC) exercises shared voting and dispositive power over such shares. BGC III (GPLLC) is the general partner of Bertram Growth Capital III (GP), L.P. (“BGC III (GP)”) and Bertram Growth Capital III Annex Fund (GP), L.P. (“BGC III Annex (GP)”). BGC III (GP) is the general partner of Bertram Growth Capital III-A, L.P. (“BGC III-A”) and Bertram Growth Capital III, L.P. (“BGC III”). BGC III Annex (GP) is the general partner of Bertram Growth Capital III Annex Fund, L.P. (“BGC III Annex”). BGC III is a direct owner of 5,395,147 shares of Class A common stock. BGC III-A is a direct owner of 2,363,116 shares of Class A common stock of Issuer. BGC III Annex is a direct owner of 3,964,365 shares of Class A common stock. Jeffrey M. Drazan is the manager of BGC III (GPLLC). The address for each of the foregoing entities is 950 Tower Lane, Suite 1000, Foster City, CA 94404.

(3)

Based on a Schedule 13G filed by NB Alternatives Advisers LLC (“NBAA”) with the SEC on February 14, 2022. Consists of (i) 344,130 shares of Class A common stock held by NB Crossroads Private Markets Fund V Holdings LP (“NB Private Markets”), over which it exercises shared voting and dispositive power, (ii) 894,783 shares of Class A common stock held by NB Crossroads XXII - MC Holdings LP (“NB Crossroads XXII”), over which it exercises shared voting and dispositive power, (iii) 2,994,049 shares of Class A common stock held by NB Select Opps II MHF LP (“NB Select Opps II”), over which it exercises shared voting and dispositive power, and (iv) 2,649,919 shares of Class A common stock held by NB Gemini Fund LP (“NB Gemini”). NBAA exercises shared voting and dispositive power with respect to the shares of Class A common stock held directly by each of NB Private Markets V, NB Crossroads XXII, NB Select Opps II, and NB Gemini, and, as a result, may be deemed to beneficially own the shares of Class A common stock held directly by each of NB Private Markets V, NB Crossroads XXII, NB Select Opps II, and NB Gemini. The business address of these entities is 325 N. Saint Paul Street, Suite 4900, Dallas, Texas 75201.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS

U.S. Federal Income Tax Considerations

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our Class A common stock acquired pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our Class A common stock.

This discussion is limited to Non-U.S. Holders that hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address the U.S. federal income tax consequences to the selling stockholders. This discussion also does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income, and the alternative minimum tax, the impact of the 1% excise tax on stock repurchases under the Inflation Reduction Act of 2022 by certain U.S. corporations. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding our Class A common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	pass-through entities (including S corporations), partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans; and

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our Class A common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our Class A common stock that is neither a “U.S. person” nor an entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

If we make distributions of cash or property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Class A common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, FATCA (as defined herein), and backup withholding, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate) to the applicable withholding agent prior to the payment of dividends. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of

30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our Class A common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our Class A common stock, which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Generally, a corporation is a USRPHC if the fair market value of its USRPIs equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). Because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our Class A common stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our Class A common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our Class A common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our Class A common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our Class A common stock paid to the Non-U.S.

Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”)) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. No such final Treasury Regulations have been issued as of the date of this prospectus supplement.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

UNDERWRITING

BofA Securities, Inc. and Jefferies LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, Holdings, the selling stockholders and the underwriters, the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from the selling stockholders, the number of shares of Class A common stock set forth opposite its name below.

Underwriter	Number of Shares
BofA Securities, Inc.	5,652,174
Jefferies LLC	5,652,174

Total	11,304,348

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if sold to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $0.15 per share. After the initial offering, the public offering price, concession or any other term of this offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$5.25	$59,347,827	$68,250,000
Underwriting discount	$0.25	$2,826,087	$3,250,000
Proceeds, before expenses, to the selling stockholders	$5.00	$56,521,740	$65,000,000

The expenses of the offering, not including the underwriting discount, are estimated at $0.8 million, and are payable by us. We have agreed to reimburse the underwriters for certain expenses, including expenses relating to clearance of this offering with the Financial Industry Regulatory Authority, in an amount not to exceed $35,000.

Option to Purchase Additional Shares

The selling stockholders have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus supplement, to purchase up to 1,695,652 additional shares of our Class A common stock at the public offering price, less the underwriting discount. This option is exercisable, in whole or in part, for a period of 30 days from the date of the underwriting agreement. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our directors, the selling stockholders, and certain of our executive officers and other security holders have agreed not to sell or transfer any Class A common stock or Class B common stock (collectively, the “common stock”) or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 60 days after the date of this prospectus without first obtaining the written consent of BofA Securities, Inc. and Jefferies LLC. Specifically, we and these other persons and entities have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file or make a confidential submission of a registration statement related to the common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

The agreements of our directors, the selling stockholders, and certain of our executive officers and other security holders do not apply to (a) transfer or distribution made if such common stock is acquired in one or more open market transactions after the effective date of this offering; (b) transfer or distribution made if such common stock is purchased from the underwriters in this offering, unless such holder is an officer or director of the Company, whether or not issuer-directed; (c) transfer or distribution made (i) as a bona fide gift or gifts; (ii) by will or intestacy; (iii) pursuant to domestic relations or court orders, including a negotiated divorce settlement; (iv) to any trust, limited partnership, limited liability company or other entity for the direct or indirect benefit of such holder or the immediate family of such holder (“immediate family” shall mean any relationship by blood, marriage, domestic partnership or adoption, not more remote than first cousin); (v) to any immediate family member or dependent of such holder; (vi) as a distribution by a trust to its beneficiaries; (vii) as a distribution to partners, members, managers, limited partners, subsidiaries, affiliates or stockholders or other equity holders of such holder, to such holder’s affiliates or to any investment fund or other entity that directly or indirectly controls or manages, is under common control with, or is controlled or managed by, such holder or affiliates of such holder (including, for the avoidance of doubt, where such holder is a partnership, to its general partner or a successor partnership or fund, or any other funds controlled or managed by such partnership); (viii) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (c)(i), (c)(iv), (c)(v), (c)(vi) and (vii), provided that (1) in the case of such transfer or distribution pursuant to clauses (c)(i) through (c)(viii), such transfer or distribution shall not involve a disposition for value,

(2) in the case of such transfer or distribution pursuant to clauses (c)(i) or (c)(ii) or clauses (c)(iv) through (viii), the representatives receive a signed lock-up agreement for the balance of the 60-day period from each donee, trustee, distributee, or transferee, as the case may be, (3) in the case of a transfer or distribution pursuant to clause (b) or clauses (c)(v) through (c)(vi) or clause (c)(viii) (in the case of clause (c)(viii), with respect to a transfer or distribution to a nominee or custodian of a person or entity to whom a transfer or distribution would be permissible under clause (c)(v), (c)(vi) or (c)(vii)), such transfer or distribution is not required to be reported with the SEC on Form 4 in accordance with Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and such holder does not otherwise voluntarily effect any public filing or report regarding such transfers during the 60-day period, and (4) in the case of a transfer or distribution pursuant to clause (a), clauses (c)(i) through (c)(iv), or clauses (c)(vii) through (c)(viii) (in the case of clause (c)(viii), with respect to a transfer or distribution to a nominee or custodian of a person or entity to whom a transfer or distribution would be permissible under clause (c)(iv)), any filing under the Exchange Act required to be made during the 60-day period shall clearly indicate in the footnotes thereto that the filing relates to the circumstances described below, as applicable, and such holder does not otherwise voluntarily effect any other public filing or report regarding such transfer or distribution during the 60-day period; (ix) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to or with all holders of common stock, involving a change in control of the Company, provided that (A) in the event that such tender offer, merger, consolidation or other such transaction is not completed, the common stock held by such holder shall remain subject to the lock-up agreement and (B) any common stock not transferred in connection with such transaction shall remain subject to the lock-up agreement; (x) the exchange of any membership interests of Holdings (or securities convertible or exchangeable for units of Holdings) and a corresponding number of shares of Class B common stock into or for shares of Class A common stock (or securities convertible into or exercisable or exchangeable for Class A common stock pursuant to the Holdings LLC Agreement), provided that (A) such shares of Class A common stock and other securities remain subject to the restrictions set forth in the lock-up agreement and (B) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of such holder or the Company regarding the exchange, such announcement or filing shall clearly indicate that the filing relates to the circumstances described herein and no transfer of the shares of Class A common stock or other securities received upon exchange may be made during the 60-day period (xi) the transfer, conversion, reclassification, redemption or exchange of any securities pursuant to the reorganization transactions described in this prospectus, provided that any shares of common stock or securities convertible into or exercisable or exchangeable for common stock received in the reorganization transactions remain subject to the restrictions set forth in the lock-up agreement and provided further that to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of such holder or the Company regarding the transfer, conversion, reclassification, redemption or exchange, as applicable, such announcement or filing shall clearly indicate that the filing relates to the circumstances described in this clause (c)(xi) and no transfer of the shares of Class A common stock or other securities received upon exchange may be made during the 60-day period; (xii) to the Company in connection with the “cashless” or “net” exercise of options, warrants or other rights to purchase common stock for the purpose of exercising such options, warrants or other rights, or to cover tax withholding obligations of such holder in connection with such exercise, the vesting of restricted shares of common stock or restricted stock units, or the settling of restricted shares of common stock or restricted stock units, provided that (A) any remaining common stock received upon such exercise or such vesting or settlement will be subject to the restrictions set forth in the lock-up agreement and (B) with respect to the “cashless” or “net” exercise of options, no filing under Section 16 of the Exchange Act is made during the 60-day period; (xiii) pursuant to the terms of a trading plan pursuant to Rule 10b5-1 under the Exchange Act; provided that such plan was established and in existence prior to the date of this prospectus supplement; (xiv) with respect to the selling stockholders, to the Company, only with respect to shares that were initially subject to the underwriters’ option to purchase additional shares, and only in the event that the underwriters do not exercise such option in full, provided that a transfer pursuant to this clause (xiv) is only permitted after the expiration of the underwriters’ option to purchase additional shares; or (xv) pursuant to the underwriting agreement. Furthermore, security holders subject to the lock-up provisions may establish a trading plan after the date of the underwriting agreement pursuant to Rule 10b5-1 under the Exchange Act for the sale of any common stock, provided that (1) such plan does not provide for the transfer of common stock during the

60-day period, (2) no public report or filing with the SEC or otherwise is required to be made in connection with the establishment of such plan and (3) no such public report or filing is voluntarily made by or on behalf of such holder during the 60-day period.

Exchange Listing

Our Class A common stock is listed on the NYSE under the symbol “DTC.”

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our Class A common stock. However, the representatives may engage in transactions that stabilize the price of our Class A common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with this offering, the underwriters may purchase and sell our Class A common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares of Class A common stock made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with us, the selling stockholders and the underwriters that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the selling stockholders, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

In relation to the United Kingdom, or the UK, no offer of shares which are the subject of this offering has been, or will be, made to the public in the UK prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority in the UK in accordance with the UK Prospectus Regulation and the FSMA, except that offers of shares may be made to the public in the UK at any time under the following exemptions under the UK Prospectus Regulation and the FSMA:

(a)	to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	at any time in other circumstances falling within section 86 of the FSMA,

provided that no such offer of shares shall require us or any representative to publish a prospectus pursuant to Section 85 of the FSMA or Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

Each person in the UK who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company, the selling stockholders and the underwriters that it is a qualified investor within the meaning of the UK Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the UK to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, and the expression “FSMA” means the Financial Services and Markets Act 2000.

In connection with the offering, the underwriters are not acting for anyone other than the selling stockholders and the Company and will not be responsible to anyone other than the selling stockholders and the Company for providing the protections afforded to their clients nor for providing advice in relation to the offering.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended, or FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus supplement has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus supplement nor any other offering or marketing material relating to the shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus supplement nor any other offering or marketing material relating to this offering, the Company, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus supplement will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to this offering. This prospectus supplement does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under this offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus supplement contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus supplement is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong by means of any document other than: (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus supplement or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (SFA)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law; or

(d)	as specified in Section 276(7) of the SFA.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by Latham & Watkins LLP, New York, New York. Certain legal matters in connection with the offering will be passed upon for the underwriters by Ropes & Gray LLP, New York, New York.

EXPERTS

The consolidated financial statements of Solo Brands, Inc. incorporated by reference in Solo Brands, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2022, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, incorporated by reference therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the shares of Class A common stock offered hereby. This prospectus supplement, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the shares of Class A common stock offered hereby, you should refer to the registration statement and to the exhibits and schedules filed therewith. Statements contained in this prospectus supplement regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. We are also required to file annual, quarterly and current reports, proxy statements and other information with the SEC, copies of which are available free of charge on the SEC’s website, www.sec.gov.

You may obtain a copy of any of our filings, at no cost, by writing or telephoning us at:

1001 Mustang Dr.

Grapevine, TX 76051

(817) 900-2664

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information we file with it into our registration statement of which this prospectus supplement is a part, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be part of this prospectus supplement. We incorporate by reference into this prospectus supplement the documents listed below, except for information “furnished” under Items 2.02 or 7.01 on Form 8-K or other information “furnished” to the SEC which is not deemed filed and not incorporated in this prospectus supplement.

We hereby incorporate by reference the following documents:

(a)	our Annual Report on Form 10-K for the year ended December 31, 2022, filed on March 9, 2023;

(b)	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, filed on May 4, 2023;

(c)	our Definitive Proxy Statement on Schedule 14A, filed on April 14, 2023; and

(d)

the description of our Class  A common stock filed as Exhibit 4.4 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 9, 2023 and any amendment or report filed with the SEC for the purpose of updating the description.

We will provide to each person, including any beneficial owners, to whom a prospectus is delivered, upon written or oral request of any such person, a copy of the reports and documents that have been incorporated by reference into this prospectus supplement, at no cost. Any such request should be directed to: Solo Brands, Inc., 1001 Mustang Dr. Grapevine, TX 76051. These documents are also available on the Investor Relations section of our website, which is located at http:// www.solobrands.com, or as described under “Where You Can Find Additional Information” above. The reference to our website address does not constitute incorporation by reference of the information contained on our website.

All reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended after the date of this prospectus supplement and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus supplement and to be part hereof from the date of filing of such reports and other documents. Any statement in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this registration statement to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

Neither we, the selling stockholders or the underwriters, have authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference herein or in any free writing prospectuses we have prepared. Neither we, the selling stockholders or the underwriters, take responsibility for, or provide any assurance as to the reliability of, any other information that others may give you.

PROSPECTUS

Solo Brands, Inc.

73,679,139 Shares

Class A Common Stock

Offered by the Selling Securityholders

The selling securityholders listed herein may offer and sell up to 73,679,139 shares in the aggregate of our Class A common stock, $0.001 par value per share (“Class A common stock”), identified in this prospectus, including the possible resale, from time to time. Additional shares of our Class A common stock are issuable upon the exchange of common units (“LLC Interests”) of our subsidiary, Solo Stove Holdings, LLC (“Holdings”) for an equivalent number of shares of our Class A common stock (and, except where the LLC Interests so exchanged were issued upon the exercise of options or issued subject to certain time-based vesting requirements, the cancellation of such selling securityholder’s shares of our Class B common stock, par value $0.001 per share (“Class B common stock”), on a one-for-one basis with the number of LLC Interests so exchanged), in each case from time to time in one or more offerings. We will not receive any proceeds from the sale of our Class A common stock by the selling securityholders.

Each time any of the selling securityholders offer and sell securities, such selling securityholders will provide a supplement to this prospectus that contains specific information about the offering and, if applicable, the selling securityholders, as well as the amounts, prices and terms of the securities. The supplement may also add, update or change information contained in this prospectus with respect to that offering. You should carefully read this prospectus and the applicable prospectus supplement before you invest in any of our securities.

The selling securityholders may offer and sell shares of our Class A common stock from time to time, together or separately. If any underwriters, dealers or agents are involved in the sale of any of the securities, their names and any applicable purchase price, fee, commission or discount arrangement between or among them will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement. See the sections of this prospectus entitled “About this Prospectus” and “Plan of Distribution” for more information. No securities may be sold without delivery of this prospectus and the applicable prospectus supplement describing the method and terms of the offering of such securities.

INVESTING IN OUR SECURITIES INVOLVES RISKS. SEE THE “RISK FACTORS” ON PAGE 7 OF THIS PROSPECTUS AND ANY SIMILAR SECTION CONTAINED IN THE APPLICABLE PROSPECTUS SUPPLEMENT, AS WELL AS IN OUR MOST RECENT ANNUAL REPORT ON FORM 10-K AND IN OUR SUBSEQUENT QUARTERLY REPORTS ON FORM 10-Q, AS SUPPLEMENTED BY OUR OTHER FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) WHICH ARE INCORPORATED BY REFERENCE HEREIN, TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE INVESTING IN OUR SECURITIES.

Our Class A common stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “DTC.” On April 18, 2023, the last reported sale price of our Class A common stock on the NYSE was $7.95 per share.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 28, 2023.

ABOUT THIS PROSPECTUS

This prospectus is part of a shelf registration statement that we have filed with the SEC, under the Securities Act of 1933, as amended, or the Securities Act. By using a shelf registration statement, the selling securityholders identified in this prospectus may sell shares of our Class A common stock in one or more offerings.

This prospectus provides you with a general description of the Class A common stock the selling securityholders may offer. Each time a selling securityholder sells shares of our Class A common stock under this shelf registration process, we may provide a prospectus supplement that contains specific information about the terms of that offering. Any prospectus supplement may add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any applicable prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described below in the section entitled “Where You Can Find More Information; Incorporation by Reference.”

We may also prepare free writing prospectuses to describe the terms of particular sales of our Class A common stock by the selling securityholders, which terms may vary from those described in any prospectus supplement. You therefore should carefully review any free writing prospectus in connection with your review of this prospectus and the applicable prospectus supplement.

You should rely only on the information contained in this prospectus or any prospectus supplement, including any information that we incorporate by reference, or any free writing prospectus that we distribute. We have not authorized anyone to provide you with different information, and we do not take any responsibility for, or provide any assurance as to the reliability of, any other information that others may give you. You should not assume that the information contained or incorporated by reference in this prospectus or a prospectus supplement or contained in any free writing prospectus is accurate as of any date other than the date of the document. We are not making an offer of securities in any jurisdiction where the offer is not permitted.

Neither we, nor the selling securityholders, have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus, any applicable prospectus supplement or any free writing prospectuses prepared by or on behalf of us or to which we have referred you. The selling securityholders take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The selling securityholders will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the applicable prospectus supplement to this prospectus is accurate only as of the date on its respective cover, that the information appearing in any applicable free writing prospectus is accurate only as of the date of that free writing prospectus, and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates. This prospectus incorporates by reference, and any prospectus supplement or free writing prospectus may contain and incorporate by reference, market data and industry statistics and forecasts that are based on independent industry publications and other publicly available information. Although we believe these sources are reliable, we do not guarantee the accuracy or completeness of this information and we have not independently verified this information. In addition, the market and industry data and forecasts that may be included or incorporated by reference in this prospectus, any prospectus supplement or any applicable free writing prospectus may involve estimates, assumptions and other risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” contained in this prospectus, the applicable prospectus supplement and any applicable free writing prospectus, and under similar headings in other documents that are incorporated by reference into this prospectus. Accordingly, investors should not place undue reliance on this information.

BASIS OF PRESENTATION

As used in this prospectus, unless the context otherwise requires, references to:

•

“we,” “us,” “our,” “the “Company,” “Solo Brands, Inc.” and similar references refer: (i) following the consummation of the Reorganization Transactions (as defined below), including the initial public offering (“IPO”) on October 28, 2021, to Solo Brands, Inc., and, unless otherwise stated, all of its subsidiaries, Holdings, and, unless otherwise stated, all of its subsidiaries, and (ii) on or prior to the completion of the Reorganization Transactions, including the IPO, to Holdings and, unless otherwise stated, all of its subsidiaries. In each case, such references include the companies acquired in the acquisitions made in 2021, from the date of the applicable acquisition.

•	“Reorganization Transaction” refers to certain reorganization transactions effected in connection with the completion of our IPO.

•	“LLC Interests” refer to a single class of common membership interests of Holdings.

•	“Original LLC Owners” refer to the direct and certain indirect owners of Holdings, collectively, prior to the Reorganization Transactions.

•

“Continuing LLC Owners” refer to Original LLC Owners who continue to own LLC Interests after the Reorganization Transactions and who many, following the completion of the IPO, exchange their LLC Interests for shares of DTC Class A common stock or a cash payment, in each case, together with a cancellation of the same number of its shares of Class B common stock.

•

“Former LLC Owners” refers to all of the Original LLC Owners (excluding the Continuing LLC Owners) who exchanged their indirect ownership interests in Holdings for shares of DTC Class A common stock and cash in connection with the completion of the IPO.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

This prospectus includes, or incorporated by reference, our trademarks and trade names that we own or license, such as SOLO STOVE, SOLO BRANDS, SOLO STOVE with flame logo, SOLO BRANDS with flame logo and our flame logo, CHUBBIES, ISLE and ORU KAYAK. This prospectus also contains, or incorporates by reference, trademarks, trade names and service marks that are the property of other organizations. Solely for convenience, trademarks and trade names referred to, or incorporated by reference, in this prospectus may appear without any “™” or “®” symbol, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent permitted under applicable law, our rights to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act. All statements other than statements of historical facts contained in this prospectus may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “forecasts,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this prospectus include, but are not limited to statements regarding our future results of operations and financial position, industry and business trends, business strategy, plans, market growth and our objectives for future operations.

The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the important factors discussed under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2022 and incorporated in this prospectus by reference (and in any of our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q for subsequent periods that are so incorporated). The forward-looking statements in this prospectus are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to this prospectus with the understanding that our actual future results, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. These forward-looking statements speak only as of the date of this prospectus. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained in this prospectus, whether as a result of any new information, future events or otherwise.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

Available Information

We file reports, proxy statements and other information with the SEC. The SEC maintains a web site that contains reports, proxy and information statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov.

Our web site address is www.solobrands.com. The information on our web site, however, is not, and should not be deemed to be, a part of this prospectus.

This prospectus and any prospectus supplement are part of a registration statement that we filed with the SEC and do not contain all of the information in the registration statement. The full registration statement may be obtained from the SEC or us, as provided below. Other documents establishing the terms of the offered securities are or may be filed as exhibits to the registration statement or documents incorporated by reference in the registration statement. Statements in this prospectus or any prospectus supplement about these documents are summaries and each statement is qualified in all respects by reference to the document to which it refers. You should refer to the actual documents for a more complete description of the relevant matters. You may inspect a copy of the registration statement through the SEC’s website, as provided above.

Incorporation by Reference

The SEC’s rules allow us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, and subsequent information that we file with the SEC will automatically update and supersede that information. Any statement contained in this prospectus or a previously filed document incorporated by reference will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or a subsequently filed document incorporated by reference modifies or replaces that statement.

This prospectus and any accompanying prospectus supplement incorporate by reference the documents set forth below that have previously been filed with the SEC:

•	our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 9, 2023; our definitive Proxy Statement on Form 14A filed with the SEC on April 14, 2023; and

•

the description of our Class  A common stock filed as Exhibit 4.4 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 9, 2022 and any amendment or report filed with the SEC for the purpose of updating the description.

All reports and other documents we subsequently file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on or after the date of this prospectus, prior to the termination of this offering, including all such documents we may file with the SEC after the date of the initial registration statement and prior to the effectiveness of the registration statement, but excluding any information furnished to, rather than filed with, the SEC, will also be incorporated by reference into this prospectus and deemed to be part of this prospectus from the date of the filing of such reports and documents.

You may request a free copy of any of the documents incorporated by reference in this prospectus by writing or telephoning us at the following address:

Solo Brands, Inc.

1001 Mustang Dr.

Grapevine, TX 76051

(817) 900-2664

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus or any accompanying prospectus supplement.

THE COMPANY

We aim to help the customers in our communities live a good life by inspiring moments that create lasting memories. When we are at our best, our products serve as the centerpiece of awesome experiences and unlock nostalgia for past ones. We own and operate premium authentic outdoor brands with ingenious products influenced by customer feedback. We consistently deliver innovative, high-quality products that are loved by our customers and revolutionize the outdoor experience, build community and help everyday people reconnect with what matters most.

Solo Brands operates four premium outdoor brands; Solo Stove, Oru Kayak, ISLE Paddle Boards, and Chubbies apparel. Our brands develop innovative products and market them through e-commerce channels, as well as wholesale partnerships with key retailers. Our platform is led by our largest brand, Solo Stove, which was founded in 2011 by two brothers seeking to bring family together in the outdoors. Our founders combined their passion for e-commerce with their love of the outdoors to create a digitally-native platform to market the revolutionary Solo Stove Lite (“Lite”), an ultralight portable backpacking camp stove that can boil water in under 10 minutes using just twigs, sticks, and leaves. Solo Stove followed the success of the Lite with the launch of its iconic, stainless steel, virtually smokeless fire pits in 2016, pioneering a new product category that has helped foster a loyal community of enthusiasts and furthers our efforts to bring people together.

We filed our certificate of incorporation with the Secretary of State of Delaware on June 23, 2021.

Our principal executive offices are located at 1001 Mustang Dr. Grapevine, TX 76051, and our telephone number is (817) 900-2664.

RISK FACTORS

Investment in any securities offered pursuant to this prospectus and the applicable prospectus supplement involves risks. Before deciding whether to invest in our securities, you should carefully consider the risk factors incorporated by reference from our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, and all other information contained or incorporated by reference into this prospectus, as updated by our subsequent filings under the Exchange Act, and the risk factors and other information contained in the applicable prospectus supplement and any applicable free writing prospectus. The occurrence of any of these risks might cause you to lose all or part of your investment in the offered securities. There may be other unknown or unpredictable economic, business, competitive, regulatory or other factors that could have material adverse effects on our future results. Past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be seriously harmed. This could cause the trading price of our securities to decline, resulting in a loss of all or part of your investment. Please also carefully read the section entitled “Cautionary Note Regarding Forward-Looking Statements” included in our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of Class A common stock being offered pursuant to this prospectus and any prospectus supplement by any of the selling securityholders.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is not complete and may not contain all the information you should consider before investing in our capital stock. This description is summarized from, and qualified in its entirety by reference to, our amended and restated certificate of incorporation, amended and restated bylaws, and the Registration Rights Agreement and the Stockholders Agreement (each as defined below), which have been publicly filed with the SEC. See “Where You Can Find More Information; Incorporation by Reference.”

Our certificate of incorporation authorizes capital stock consisting of:

•	475,000,000 shares of Class A common stock, par value $0.001 per share;

•	50,000,000 shares of Class B common stock, par value $0.001 per share; and

•	10,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock Class A Common Stock

Voting Rights

Holders of our Class A common stock are entitled to cast one vote per share. Holders of our Class A common stock are not be entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all holders of Class A common stock and Class B common stock present in person or represented by proxy, voting together as a single class. Except as otherwise provided by law, amendments to the Certificate of Incorporation must be approved by a majority or, in some cases, a super-majority of the combined voting power of all shares of Class A common stock and Class B common stock, voting together as a single class.

Dividend Rights

Holders of Class A common stock will share ratably (based on the number of shares of Class A common stock held) if and when any dividend is declared by the board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Liquidation Rights

On our liquidation, dissolution or winding up, each holder of Class A common stock will be entitled to a pro rata distribution of any assets available for distribution to common stockholders.

Other Matters

No shares of Class A common stock are subject to redemption or have preemptive rights to purchase additional shares of Class A common stock. Holders of shares of our Class A common stock do not have subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the Class A common stock.

Class B Common Stock

Issuance of Class B Common Stock with LLC Interests

Shares of Class B common stock have only been issued to Continuing LLC Owners. Shares of Class B common stock will only be issued in the future to the extent necessary to maintain a one-to-one ratio between the number of LLC Interests held by the Continuing LLC Owners and the number of shares of Class B common stock issued to the Continuing LLC Owners. Shares of Class B common stock are transferable only together with an equal number of LLC Interests. Shares of Class B common stock will be cancelled on a one-for-one basis if we, at the election of the Continuing LLC Owners, redeem or exchange their LLC Interests pursuant to the terms of the Holdings LLC Agreement.

Voting Rights

Holders of Class B common stock are entitled to cast one vote per share, with the number of shares of Class B common stock held by the Continuing LLC Owners being equivalent to the number of LLC Interests held by such Continuing LLC Owners. Holders of our Class B common stock are not be entitled to cumulate their votes in the election of directors.

Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all Class A and Class B stockholders present in person or represented by proxy, voting together as a single class. Except as otherwise provided by law, amendments to the Certificate of Incorporation must be approved by a majority or, in some cases, a super-majority of the combined voting power of all shares of Class A common stock and Class B common stock, voting together as a single class.

Dividend Rights

Holders of our Class B common stock will not participate in any dividend declared by the board of directors.

Liquidation Rights

On our liquidation, dissolution or winding up, holders of Class B common stock shall be entitled to receive $0.001 per share and will not be entitled to receive any distribution of our assets.

Transfers

Pursuant to the Holdings LLC Agreement, each holder of Class B common stock agrees that:

•	the holder will not transfer any shares of Class B common stock to any person unless the holder transfers an equal number of LLC Interests to the same person; and

•	in the event the holder transfers any LLC Interests to any person, the holder will transfer an equal number of shares of Class B common stock to the same person.

Other Matters

No shares of Class B common stock will have preemptive rights to purchase additional shares of Class B common stock. Holders of shares of our Class B common stock do not have subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class B common stock.

Preferred Stock

Our Certificate of Incorporation provides that our board of directors has the authority, without action by the stockholders, to designate and issue up to 10 million shares of preferred stock in one or more classes or series and to fix the powers, rights, preferences, privileges and restrictions of each class or series of preferred stock, including dividend rights, conversion rights, voting rights, redemption privileges, liquidation preferences and the number of shares constituting any class or series, which may be greater than the rights of the holders of the common stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from seeking to acquire, a majority of our outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of our Class A common stock by restricting dividends on the Class A common stock, diluting the voting power of the Class A common stock or subordinating the liquidation rights of the Class A common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.

Exclusive Venue

Our Certificate of Incorporation provides that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom is the sole and exclusive forum for the following claims or causes of action under the Delaware statutory or common law: (i) any derivative claim or cause of action brought on our behalf; (ii) any claim or cause of action for a breach of fiduciary duty owed by any of our current or former directors, officers, or other employees to us or our stockholders; (iii) any claim or cause of action against us or any of our current or former directors, officers or other employees arising out of or pursuant to any provision of the DGCL, our Certificate of Incorporation, or our Bylaws (as each may be amended from time to time); (iv) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of our Certificate of Incorporation or Bylaws (as each may be amended from time to time, including any right, obligation, or remedy thereunder); (v) any claim or cause of action as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any claim or cause of action against us or any of our current or former directors, officers, or other employees governed by the internal-affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. Our Certificate of Incorporation provides that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act including all causes of action asserted against an defendant to such complaint. The choice of forum provisions would not apply to claims or causes of action brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

For the avoidance of doubt, these provisions are intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. We note that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Additionally, Certificate of Incorporation provides that any person or entity holding, owning or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions.

Anti-Takeover Effects of Provisions of our Certificate of Incorporation, our Bylaws and Delaware Law

Our Certificate of Incorporation and Bylaws also contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Classified Board of Directors

Our Certificate of Incorporation provides that our board of directors is divided into three classes, with the classes as nearly equal in number as possible and each class serving three-year staggered terms. In addition, Certificate of Incorporation provides that directors may only be removed from our board of directors with cause. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of us or our management.

Authorized but Unissued Shares

The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the NYSE. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our Certificate of Incorporation provides that stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a qualified stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. Our Certificate of Incorporation provides that, subject to applicable law, special meetings of the stockholders may be called only by a resolution adopted by the affirmative vote of the majority of the directors then in office. Our Bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. In addition, any stockholder who wishes to bring business before an annual meeting or nominate directors must comply with the advance notice and duration of ownership requirements set forth in our Bylaws and provide us with certain information. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control of us or our management.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our Certificate of Incorporation provides otherwise. Our Certificate of Incorporation provides that stockholder action by written consent will be permitted only if the action to be effected by such written consent and the taking of such action by such written consent have been previously approved by the board of directors.

Amendment of Certificate of Incorporation or Bylaws

The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our Bylaws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of the holders of at least 66 2/3% of the votes which all our stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least 66 2/3% of the votes which all our stockholders would be entitled to cast in any election of directors will be required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our certificate described above.

The foregoing provisions of our Certificate of Incorporation and Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares of Class A common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management or delaying or preventing a transaction that might benefit you or other minority stockholders.

In addition, we are subject to Section 203 of the DGCL. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Because we have “opted out” of Section 203 of the DGCL in our Certificate of Incorporation, the statute does not apply to business combinations involving us.

Limitations on Liability and Indemnification of Officers and Directors

Our Certificate of Incorporation and Bylaws provide indemnification for our directors and officers to the fullest extent permitted by the DGCL. We have entered into indemnification agreements with each of our directors that may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. In addition, as permitted by Delaware law, our Certificate of Incorporation includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director, except that a director will be personally liable for:

•	any breach of his duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	any transaction from which the director derived an improper personal benefit; or

•	improper distributions to stockholders.

These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.

Corporate Opportunities

In recognition that partners, principals, directors, officers, members, managers and/or employees of the Original LLC Owners and their affiliates and investment funds, which we refer to as the Corporate Opportunity Entities, may serve as our directors and/or officers, and that the Corporate Opportunity Entities may engage in activities or lines of business similar to those in which we engage, our Certificate of Incorporation provides for the allocation of certain corporate opportunities between us and the Corporate Opportunity Entities. Specifically, none of the Corporate Opportunity Entities has any duty to refrain from engaging, directly or indirectly, in the same or similar business activities or lines of business that we do. In the event that any Corporate Opportunity Entity, through its partner, principal, director, officer, member, manager or employee or otherwise, acquires knowledge of a potential transaction or matter which may be a corporate opportunity for itself and us, we will not have any expectancy in such corporate opportunity, and the Corporate Opportunity Entity will not have any duty to communicate or offer such corporate opportunity to us and may pursue or acquire such corporate opportunity for itself or direct such opportunity to another person. In addition, if a director of our Company who is also a partner, principal, director, officer, member, manager or employee of any Corporate Opportunity Entity acquires knowledge of a potential transaction or matter which may be a corporate opportunity for us and a Corporate Opportunity Entity, we will not have any expectancy in such corporate opportunity. Matthew Guy-Hamilton and Paul Furer, who serve as directors on our board of directors, are or are affiliated with Original LLC Owners. In the event that any other director of ours acquires knowledge of a potential transaction or matter which may be a corporate opportunity for us we will not have any expectancy in such corporate opportunity unless such potential transaction or matter was presented to such director expressly in his or her capacity as such.

By becoming a stockholder in our Company, you will be deemed to have notice of and consented to these provisions of our Certificate of Incorporation. Any amendment to the foregoing provisions of our Certificate of Incorporation requires the affirmative vote of at least two-thirds of the voting power of all shares of our common stock then outstanding.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation. Pursuant to Section 262 of the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law and such suit is brought in the Court of Chancery in the State of Delaware.

Listing

Our Class A common stock is listed on the NYSE under the trading symbol “DTC”.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219.

SELLING SECURITYHOLDERS

The selling securityholders listed below and their permitted transferees, pledgees or other successors may from time to time offer the shares of our Class A common stock offered by this prospectus. The table below sets forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock for each of the selling securityholders.

Beneficial ownership is determined in accordance with SEC rules. The information is not necessarily indicative of beneficial ownership for any other purpose. In general, under these rules a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power or investment power with respect to such security. A person is also deemed to be a beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days. To our knowledge, except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Class A common stock and Class B common stock beneficially owned by that person.

In connection with our IPO and the reorganization transactions, we issued to the Continuing LLC Owners one share of our Class B common stock for each common unit of Holdings that they held (except where the LLC Interests were issued upon the exercise of options or issued subject to certain time-based vesting requirements). Each Continuing LLC Owner has the right to exchange their LLC Interests for an equivalent number of shares of our Class A common stock (and, except where the LLC Interests so exchanged were issued upon the exercise of options or issued subject to certain time-based vesting requirements, the cancellation of such selling securityholder’s shares of our Class B common stock on a one-for-one basis with the number of LLC Interests so exchanged). In addition, at our election, we may effect a direct exchange of such shares of Class A common stock or cash for such common unit.

The number of shares of Class A common stock and Class B common stock outstanding and percentage of beneficial ownership before this offering set forth below is computed on the basis of 63,688,692 shares of our Class A common stock issued and outstanding as of March 31, 2023, and 32,384,766 shares of our Class B common stock issued and outstanding as of March 31, 2023. The number of shares of Class A common stock and Class B common stock and percentage of beneficial ownership after the consummation of this offering set forth below are based on the number of shares to be issued and outstanding immediately after the consummation of this offering. Shares of our Class A common stock that a person has the right to acquire within 60 days of March 31, 2023 (including the right to exchange described above) are deemed outstanding for purposes of computing the percentage ownership of such person’s holdings, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

The selling securityholders listed in the table below may have sold, transferred, otherwise disposed of or purchased, or may sell, transfer, otherwise dispose of or purchase, at any time and from time to time, LLC Interests or shares of our Class A common stock in transactions exempt from the registration requirements of the Securities Act, or in the open market after the date on which they provided the information set forth in the table below. The maximum number of shares of Class A common stock offered hereby assumes the selling securityholders exchange all of their LLC Interests held on the date on which they provided the information set forth in the table below and we elect to satisfy all exchange requests by issuing only shares of Class A common stock. Assuming we do issue shares of our Class A common stock to a holder of LLC Interests upon an exchange, such holder may offer for sale all, some or none of such shares of Class A common stock. Therefore, it is difficult to estimate with any degree of certainty the aggregate number of shares that the selling securityholders will ultimately offer pursuant to this prospectus or that the selling securityholders will ultimately own upon completion of the offering to which this prospectus relates.

Information about additional selling securityholders, if any, including their identities and the Class A common stock to be registered on their behalf, may be set forth in a prospectus supplement, in a post-effective amendment or in filings that we make with the SEC under the Exchange Act, which are incorporated by reference in this prospectus. Information concerning the selling securityholders may change from time to time. Any changes to the information provided below will be set forth in a supplement to this prospectus, in a post-effective amendment or in filings we make with the SEC under the Exchange Act, which are incorporated by reference into this prospectus, if and when necessary. Unless otherwise indicated, the address of each selling securityholder listed below is 1001 Mustang Dr. Grapevine, TX 76051.

	Class A Common Stock Beneficially Owned(2)
Name of Beneficial Owner(3)	Prior to this Offering		Maximum number of Class A shares that may be offered pursuant to this prospectus	After this Offering(1)
	Number	%		Number	%
Entities affiliated with Summit Partners(4)	44,034,960	56.6%	44,034,960	—	—
Entities affiliated with Bertram Capital(5)	11,722,628	18.4%	11,722,628	—	—
Jan Brothers Holdings, Inc.(6)	8,621,545	11.9%	8,621,545
Entities affiliated with Neuberger Berman(7)	6,882,881	10.8%	6,882,881	—	—
Shift4 Holdings, LLC	1,447,886	2.2%	1,447,886	—	—
Other Named Selling Stockholders(8)	969,237	*	969,237	—	—

*	Less than one percent
(1)	Assumes the sale of all shares of Class A common stock beneficially owned by the selling securityholders.
(2)

Each common unit (other than LLC Interests held by us) is redeemable from time to time at each holder’s option for, at our election (determined solely by our independent directors (within the meaning of the Nasdaq rules) who are disinterested), newly-issued shares of our Class A common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of Class A common stock for each common unit redeemed, in each case, in accordance with the terms of the Holdings LLC Agreement; provided that, at our election (determined solely by our independent directors (within the meaning of the NYSE rules) who are disinterested), we may effect a direct exchange by Solo Brands, Inc. of such Class A common stock or such cash, as applicable, for such LLC Interests. The Continuing LLC Owners may exercise such redemption right for as long as their LLC Interests remain outstanding. In these tables, beneficial ownership of LLC Interests has been reflected as beneficial ownership of shares of our Class A common stock for which such LLC Interests may be exchanged. When a common unit is exchanged by a Continuing LLC Owner who holds shares of our Class B common stock, a corresponding share of Class B common stock will be cancelled.

(3)

As set forth for each selling securityholder below, all shares of Class A common stock shown as beneficially owned include shares of Class A common stock that may be acquired upon the exchange of LLC Interests of Holdings for shares of Class A common stock on a one-for-one basis.

(4)

Based on a Schedule 13G filed by Summit Partners LP with the SEC on February 9, 2022. Represents 11,304,941, 17,271,224, 466,295, 569,102, 201,182, 50,735 and 3,899 shares of Class A common stock held directly by Summit Partners Growth Equity Fund X-A, L.P., Summit Partners Growth Equity Fund X-B, L.P., Summit Partners Growth Equity Fund X-C, L.P., Summit Partners Subordinated Debt Fund V-A, L.P., Summit Partners Subordinated Debt Fund V-B, L.P., Summit Investors X, LLC, and Summit Investors X (UK), L.P., respectively, and 14,167,582 shares of Class A common stock issuable upon the exchange of LLC Interests and corresponding shares of Class B common stock held directly by SP-SS Aggregator LLC. The foregoing entities exercise shared voting and dispositive power over the respective shares they hold. Summit Partners, L.P. is the managing member of Summit Partners GE X, LLC, which is the general partner of Summit Partners GE X, L.P., the general partner of each of Summit Partners Growth Equity Fund

X-A, L.P., Summit Partners Growth Equity Fund X-B, L.P., and Summit Partners Growth Equity Fund X-C, L.P. Summit Partners, L.P. also is the managing member of Summit Partners SD V, LLC, which is the general partner of Summit Partners SD V, L.P., the general partner of each of Summit Partners Subordinated Debt Fund V-A, L.P. and Summit Partners Subordinated Debt Fund V-B, L.P. Summit Master Company, LLC is the sole managing member of Summit Investors Management, LLC, which is (A) the manager of Summit Investors X, LLC, and (B) the general partner of Summit Investors X (UK), L.P. Summit Master Company, LLC, as the managing member of Summit Investors Management, LLC, has delegated investment decisions, including voting and dispositive power, to Summit Partners, L.P. and its Investment Committee. SP-SS Aggregator LLC is managed by a manager appointed by the members holding a majority of the interests of the entity, which manager is currently designated to be Summit Partners Growth Equity Fund X-A, L.P. Summit Partners, L.P., through a three-person Investment Committee currently composed of John R. Carroll, Peter Y. Chung and Christopher J. Dean, has voting and dispositive authority over the shares held by each of these entities and therefore beneficially owns such shares. The address for each of the foregoing entities and individuals is 222 Berkeley Street, 18th Floor, Boston, Massachusetts 02116.
(5)

Based on a Schedule 13G filed by Bertram Growth Capital III (GPLLC), L.L.C. (“BCG III (GPLLC)”) with the SEC on February 9, 2022. BCG III (GPLLC) exercises shared voting and dispositive power over such shares. BGC III (GPLLC) is the general partner of Bertram Growth Capital III (GP), L.P. (“BGC III (GP)”) and Bertram Growth Capital III Annex Fund (GP), L.P. (“BGC III Annex (GP)”). BGC III (GP) is the general partner of Bertram Growth Capital III-A, L.P. (“BGC III-A”) and Bertram Growth Capital III, L.P. (“BGC III”). BGC III Annex (GP) is the general partner of Bertram Growth Capital III Annex Fund, L.P. (“BGC III Annex”). BGC III is a direct owner of 5,395,147 shares of Class A common stock (“BGC III Shares”). BGC III-A is a direct owner of 2,363,116 shares of Class A common stock of Issuer (“BGC III-A Shares”). BGC III Annex is a direct owner of 3,964,365 shares of Class A common stock. Jeffrey M. Drazan is the manager of BGC III (GPLLC). The address for each of the foregoing entities is 950 Tower Lane, Suite 1000, Foster City, CA 94404.

(6)

Based on a Schedule 13G filed by Jan Brother Holdings, Inc. with the SEC on February 22, 2022. Consists of 8,621,545 shares of Class A common stock issuable upon the exchange of LLC Interests and corresponding shares of Class B common stock held Jan Brothers Holding, Inc., over which it exercises shared voting and dispositive power. Each of Jeffery Jan and Spencer Jan exercise shared voting and dispositive power over such shares. The address of the foregoing entity and individuals is 805 Gallant Fox Trail, Keller Texas 76248.

(7)

Based on a Schedule 13G filed by NB Alternatives Advisers LLC (“NBAA”) with the SEC on February 14, 2022. Consists of (i) 344,130 shares of Class A common stock held by NB Crossroads Private Markets Fund V Holdings LP (“NB Private Markets”), over which it exercises shared voting and dispositive power, (ii) 894,783 shares of Class A common stock held by NB Crossroads XXII-MC Holdings LP (“NB Crossroads XXII”), over which it exercises shared voting and dispositive power, (iii) 2,994,050 shares of Class A common stock held by NB Select Opps II MHF LP (“NB Select Opps II”), over which it exercises shared voting and dispositive power, and (iv) 2,649,919 shares of Class A common stock held by NB Gemini Fund LP (“NB Gemini”). NBAA exercises shared voting and dispositive power with respect to the shares of Class A common stock held directly by each of NB Private Markets V, NB Crossroads XXII, NB Select Opps II, and NB Gemini, and, as a result, may be deemed to beneficially own the shares of Class A common stock held directly by each of NB Private Markets V, NB Crossroads XXII, NB Select Opps II, and NB Gemini. The business address of these entities is 325 N. Saint Paul Street, Suite 4900, Dallas, Texas 75201.

(8)

Includes (i) 509,569 shares of Class A common stock issuable upon the exchange of LLC Interests and corresponding shares of Class B common stock held of record by Mickle Holdings LLC, (ii) 232.545 shares of Class A common stock issuable upon the exchange of LLC Interests and corresponding shares of Class B common stock held of record by Joe Leon LLC, (iii) 141,086 shares of Class A common stock issuable upon the exchange of LLC Interests and corresponding shares of Class B common stock held of record by Eric Jan Holdings Inc., and (iv) 86,037 shares of Class A common stock held of record by TriVista Investment Partners I, LLC.

PLAN OF DISTRIBUTION

The selling securityholders may sell the securities from time to time pursuant to underwritten public offerings, negotiated transactions, block trades or a combination of these methods or through underwriters or dealers, through agents and/or directly to one or more purchasers. The securities may be distributed from time to time in one or more transactions:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

Each time that any of the selling securityholders sell securities covered by this prospectus, the selling securityholders will provide a prospectus supplement or supplements that will describe the method of distribution and set forth the terms and conditions of the offering of such securities, including the offering price of the securities and the proceeds to us or the selling securityholders, if applicable.

Offers to purchase the securities being offered by this prospectus may be solicited directly. Agents may also be designated to solicit offers to purchase the securities from time to time. Any agent involved in the offer or sale of our securities will be identified in a prospectus supplement.

If a dealer is utilized in the sale of the securities being offered by this prospectus, the securities will be sold to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale.

If an underwriter is utilized in the sale of the securities being offered by this prospectus, an underwriting agreement will be executed with the underwriter at the time of sale and the name of any underwriter will be provided in the prospectus supplement that the underwriter will use to make resales of the securities to the public. In connection with the sale of the securities, the selling securityholders, or the purchasers of securities for whom the underwriter may act as agent, may compensate the underwriter in the form of underwriting discounts or commissions. The underwriter may sell the securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for which they may act as agent. Unless otherwise indicated in a prospectus supplement, an agent will be acting on a best efforts basis and a dealer will purchase securities as a principal, and may then resell the securities at varying prices to be determined by the dealer.

Any compensation paid to underwriters, dealers or agents in connection with the offering of the securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers will be provided in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters within the meaning of the Securities Act, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions. We may enter into agreements to indemnify underwriters, dealers and agents against civil liabilities, including liabilities under the Securities Act, or to contribute to payments they may be required to make in respect thereof and to reimburse those persons for certain expenses.

Any Class A common stock will be listed on the NYSE, but any other securities may or may not be listed on a national securities exchange. To facilitate the offering of securities, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. This may include over-allotments or short sales of the securities, which involve the sale by persons participating in the offering of more securities than were sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option, if any. In addition, these persons may stabilize or maintain the price of the securities by bidding for or purchasing securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

The specific terms of any lock-up provisions in respect of any given offering will be described in the applicable prospectus supplement.

The underwriters, dealers and agents may engage in transactions with us, or perform services for us, in the ordinary course of business for which they receive compensation.

LEGAL MATTERS

Latham & Watkins LLP will pass upon certain legal matters relating to the issuance and sale of the securities offered hereby on behalf of Solo Brands, Inc. Additional legal matters may be passed upon for us, the selling securityholders or any underwriters, dealers or agents, by counsel that we will name in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of Solo Brands, Inc. incorporated by reference in Solo Brands, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2022, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, incorporated by reference therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

11,304,348 Shares

Solo Brands, Inc.

Class A Common Stock

PROSPECTUS SUPPLEMENT

BofA Securities	Jefferies

May 11, 2023